UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007.

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The form of Underwriting Agreement set forth as Exhibit 99.1 hereto is being incorporated by reference in the Registration Statement on Form F-3 of StealthGas Inc. (Registration No. 333-143804) (the “Registration Statement”) as an exhibit thereto.

EXHIBIT INDEX

99.1

Form of Underwriting Agreement, among StealthGas Inc. and Citigroup Global Markets Inc., Cantor Fitzgerald & Co., Morgan Keegan & Company, Inc., Johnson Rice & Company, L.L.C, DVB Capital Markets LLC and Scotia Capital (USA) Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2007

STEALTHGAS INC.

By:	/s/ Andrew J. Simmons
Name:	Andrew J. Simmons
Title:	Chief Financial Officer